Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023
October 19, 2010
VIA EDGAR
Ms. Melissa Hauber
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Re:	Time Warner Cable Inc. Valuation of Cable Franchise Rights White Paper File No. 1-33335
Dear Ms. Hauber:
In response to a request made on August 23, 2010 by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) for additional information about the general use of the multi-period excess earnings method (“MPEEM”) to value cable franchise rights, on October 7, 2010, Time Warner Cable Inc. (the “Company”) and Comcast submitted to the Staff an industry “White Paper” entitled “Valuation of Cable Franchise Rights White Paper.” Under cover of this letter, we are submitting the White Paper to you via the EDGAR system in response to your telephonic request on October 14, 2010. Previously, on August 19, 2010, the Company submitted an informal response to the Staff on the Company’s use of the MPEEM to value cable franchise rights.
Should you have any questions, please call Bill Osbourn, our Controller and Chief Accounting Officer, at 704-731-3958.
Sincerely,
/s/ Robert D. Marcus
Robert D. Marcus
Senior Executive Vice President and Chief Financial Officer

cc:	Glenn A. Britt Chief Executive Officer Paul Meighan Ernst & Young LLP

Valuation of Cable Franchise Rights White Paper (October 7, 2010)
Summary Conclusions
The purpose of this discussion document is to present the Cable Industry’s position that the multi-period excess earnings method (“MPEEM”) is an acceptable methodology to value cable franchise rights held by cable operators. We believe that both the MPEEM and the Greenfield method are acceptable, therefore neither method should be prescribed over the other. Specifically, this discussion document sets forth the following:
•	There are years of precedent in the use and acceptance of the MPEEM in the cable industry and strong consideration should be given to maintaining a consistent approach to valuation.

•
The MPEEM and Greenfield method are essentially the same conceptual approach (i.e., incremental or excess cash flow methods) presented in slightly different ways. While both methods have complexities in application, neither is more appropriate from a purely conceptual standpoint. In practice, different application techniques that address these complexities, as well as the availability of reliable data, may lead to divergent results, but we believe such results are within a range of reasonableness.

•
The MPEEM and Greenfield method are both acceptable methods to valuing individual intangible assets across a broad range of industries, including valuing cable franchise rights. However, the specific attributes of most operators in the cable industry[1] make the MPEEM the more appropriate primary method to valuing cable franchise rights and the Greenfield method is more commonly used to corroborate the value obtained by the MPEEM.

•
The staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) has raised concerns about certain complexities in applying the MPEEM, including its ability to appropriately reflect the value of goodwill. We recognize such complexities; however, we believe that the MPEEM can be applied in a manner that relieves such concerns. Further, the application of MPEEM by cable operators in recent large acquisitions and fresh start accounting has resulted in values for goodwill, thereby validating the MPEEM’s ability to appropriately allow for the proper recognition of the value of goodwill.

•
The Greenfield method has complexity in its application, most notably with respect to how that method incorporates an assumption that the net present value of contributory assets is zero. We will elaborate further on this issue in the “Complexity in Applying the Greenfield Method” section below.

[1] This discussion document is focused on large established cable operators and the stated conclusion regarding which method should be selected as a primary method is not intended to apply to every operator within the industry, as some diversity in practice exists within the cable industry.

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Background
Cable operators are regulated by numerous governmental authorities including the Federal Communications Commission (“the FCC”), state and local authorities. Cable operators are awarded non-exclusive franchises by state and local governmental authorities for varying lengths of time, with an average term of 8 to 15 years. Such franchises permit the cable operator to serve a community in a specified geographic area and establish the contractual right to use the public rights-of-way and obligations for constructing and operating the cable system. The renewal of such franchises is governed by Federal laws, which provide significant substantive and procedural protections for cable operators seeking renewal of their franchises.
Evolution of Industry Practice
Cable operators have historically recorded cable franchise rights as an identified intangible asset whenever such rights are obtained in a purchase business combination. Cable franchise rights have generally comprised a significant portion of the fair value of an acquired cable business because of the legal necessity of possessing such rights in order to operate such a business. Prior to the adoption of Financial Accounting Standards Board (“FASB”) Statement No. 141, Accounting for Business Combinations (“FAS 141”) during 2001, most cable operators assigned value to cable franchise rights acquired in a purchase business combination under the residual method. Under the residual method, the purchase price in a business combination was assigned to each of the identified tangible and intangible assets and acquired liabilities, while the remainder of the purchase price was recorded as a franchise right intangible asset. Therefore, as opposed to being a true “valuation” methodology, the residual method was more of an accounting convention used to assign the residual portion of the purchase price to the cable franchise rights. Under the residual method, goodwill was generally not directly recorded in business combinations2. Additionally, the cable franchise rights were typically amortized over a period of 12-20 years3. The application of the residual method and corresponding amortization period for the cable franchise rights was similar to that employed in the television and radio broadcasting industry in the accounting treatment of FCC broadcast licenses.
Subsequent to the adoption of FAS 141, diversity in practice emerged with respect to the method used to value cable franchise rights and other identified intangible assets such as FCC broadcast licenses. Whereas some cable operators continued to employ the residual method to value cable

[2] Goodwill was sometimes recognized as an offset to liabilities recognized for exit activities, involuntary terminations and relocations recorded under Emerging Issues Task Force (“EITF”) 95-3, and/or as an offset to deferred tax liabilities created as a result of the acquisition.

[3] Upon the adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets (“FAS 142”) and EITF 03-9, Determination of the Useful Life of Renewable Intangible Assets under FASB Statement No. 142, cable franchise rights were no longer amortized. Rather, such indefinite-lived intangible assets are tested for impairment on an annual basis (or on an interim basis if impairment indicators are present).

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franchise rights, at least one cable operator began using the MPEEM. Furthermore, certain broadcasters and telecommunications providers continued to use a residual method, while others moved to the use of direct methodologies, including the MPEEM and Greenfield method in valuing their FCC licenses. To address this diversity in practice, at the September 2004 EITF Meeting, the SEC staff (the “Staff”) announced Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill (“Topic D-108”). Topic D-108 clarified that use of a residual method to value identifiable intangible assets was not in compliance with the provisions of FAS 141. Specifically, FAS 141 requires that intangible assets be directly valued as opposed to assigning a value under a residual method, which is reserved for the recognition of goodwill. Although a direct method was mandated, no specific methodology was required at that time by either the FASB or the SEC.
As a result of the guidance in Topic D-108, cable operators that were using the residual method to assign value to cable franchise rights were required to switch to a direct valuation method. During the process of determining an appropriate direct valuation method, cable operators consulted with their independent audit firms (local audit teams and the valuation specialists within those firms) as well as with respected independent valuation consultants that are often hired to assist management in valuing cable franchise rights as part of the allocation of purchase price in business combinations and for purposes of conducting annual impairment tests under FAS 142. After significant deliberations, the largest cable operators independently concluded that the most appropriate primary method to value cable franchise rights was through the use of the MPEEM. Since that time, the MPEEM has been the predominant primary method to valuing cable franchise rights as part of the allocation of purchase price in business combinations and ongoing impairment assessments. Due to its widespread use, it was not uncommon for cable operators to be periodically questioned on their use of the MPEEM by the SEC and to our knowledge the SEC has not historically objected to the MPEEM as an acceptable valuation methodology.
Industry Practice/Consistency
Most cable operators are currently carrying significant balances of cable franchise rights intangibles on their balance sheets, which, as previously discussed, have predominantly been recorded using the MPEEM. In some circumstances, as a result of recent large acquisitions, fresh-start accounting or the recognition of impairment charges, these assets are currently recorded at, or only slightly below, fair value and therefore, may be at risk for impairment. In theory, both the MPEEM and Greenfield method should result in similar fair values and therefore, one should be indifferent as to the selected approach. However, by mandating the use of the Greenfield method, it is possible that cable operators may recognize an impairment charge without a corresponding degradation in the underlying business (or gain additional “headroom” without corresponding improved performance), solely because of a switch to a methodology that was not used by market participants when valuing these assets. We believe that this could be

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misleading to investors and therefore, strong consideration should be given to maintaining consistency in the valuation approach.
Additionally, we believe that a switch from the MPEEM to the Greenfield method could result in inconsistency in the valuation of cable franchise rights within the industry. Such inconsistency would be driven by the more complex assumptions in the Greenfield method and the lack of sufficient industry data to support such assumptions. Said another way, it is reasonable to believe that cable operators will be using different assumptions in their Greenfield analyses, especially during the ramp-up period, where data is very limited. Because the ultimate valuation of the cable franchise rights under the Greenfield method is highly sensitive to such assumptions, it is possible that similar cable franchise rights across the industry will be assigned different values. We believe that this lack of consistency and comparability could also lead to confusion on the part of investors.
Overview of Valuation Alternatives
The three widely accepted valuation approaches are the cost, market and income approaches, as set forth in FASB Statement No. 157, Fair Value Measurements, as recently codified in Accounting Standards Codification Topic 820. The cost and market approaches are not considered appropriate approaches to value existing cable franchise rights because the cost to recreate the assets (i.e., attain a franchise license) does not reflect its true economic value and cable franchises are not sold or offered for sale on a stand-alone basis apart from a business. Due to such limitations on the use of the cost and market approaches, an income approach is typically used to value these assets. Generally speaking, the income approach is a way of estimating a value indication for a business, business ownership interest, or a tangible or intangible asset using one or more methods that convert anticipated economic benefits into a single present value amount.
Incremental or excess cash flow methods are variations of the income approach, and are commonly used to estimate the value of assets deemed to be key drivers of profits. Under these methods, cash flow attributable to the subject asset is measured as total cash flow generated by a group of assets, including the subject asset, less cash flow generated by contributory assets within the group other than the subject asset. The net present value of remaining cash flow in an incremental or excess cash flow model is presumed to be the value of the subject asset.
Two widely-accepted incremental or excess cash flow methods that may be used to value cable franchise rights are the MPEEM and the Greenfield method. Both methods share a common objective; subtract the return associated with contributory assets from the total cash flows generated by a business in order to isolate the cash flows of the intangible asset being valued. The MPEEM and Greenfield method both hold to this economic principle, however it is applied in the following different ways:

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•
The MPEEM removes cash flows associated with the contributory assets through the use of contributory asset charges, which reflect an economic rent for the use of the assets. Said differently, the MPEEM offsets positive cash inflows from contributory assets, as embedded in the operating margin of a business, by effectively subtracting the cash flow in the form of rents (cash outflow).

•
The Greenfield method removes cash flows associated with the contributory assets in the form of investment dollars to build or buy the contributory assets. That is, the Greenfield method offsets positive cash inflows from the use of contributory assets, as embedded in the operating margin of a business, by effectively subtracting the cash flow in the form of up-front investments (cash outflow).[4]

Conceptual Similarity Between the MPEEM and Greenfield Method
If the rents under the MPEEM and investments under the Greenfield method are properly modeled, the value of the subject asset should be similar under the two methods. That is, economically, an investor would be indifferent between renting and buying the contributory assets. To be clear, the MPEEM and the Greenfield method are not different approaches (i.e., they both model incremental or excess cash flow associated with the subject asset). As such, results from the application of both approaches may differ as a function of different inputs and assumptions, but not as a function of the methodologies themselves. Therefore, it cannot be said that one approach is more appropriate simply as a function of being a different variation of the same methodology, unencumbered by the complexities of the other. However, we do believe that one approach may be better than the other given the specific attributes of a particular company.
Several examples are used below to illustrate the conceptual similarity between the MPEEM and the Greenfield method and to show how both methodologies should conceptually result in a similar result. These examples are simplified to show that the two approaches yield the same result; however, in practice, the approaches would be expected to yield similar results within a range of reasonableness. As a starting place, the examples are based on a simple business framework with the following assumptions:
•	The existing business generates annual after-tax cash flow of $27.

•	The expected growth rate is 0%.

•	The terminal value assumption is a 10x multiple on net income/cash flow.

•	The appropriate cost of capital for the business is 10%.

[4] There are other methods of removing positive value associated with contributory assets in the Greenfield method. For example, the actual operating margin of a business may be decreased to remove the margin benefit associated with a contributory asset (e.g., this is commonly used when measuring the fair value of an affiliate agreement with a major broadcaster). Although valid, for simplicity, this paper focuses on a Greenfield method framework where positive contributory asset value is removed through investments to build or buy the assets.

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•	The business owns tangible assets worth $100.

•	The business owns cable franchise rights.

•	The business intangible assets consist of only cable franchise rights and goodwill/going concern.

•	The business achieves its ramp-up of revenues immediately after assemblage.

Business Enterprise Value (Exhibit 1)

	Year 1	Year 2	Year 3	Terminal

Revenue	$100.0	$100.0	$100.0	$100.0
Expenses	55.0	55.0	55.0	55.0

Pre-tax income	45.0	45.0	45.0	45.0
Taxes	18.0	18.0	18.0	18.0

Net income/Cash flow	27.0	27.0	27.0	270.0
Present value	$24.5	$22.3	$20.3	$202.9

Business value	$270.0
Tangible assets	100.0
Intangible assets	170.0
In this simple example, the business is valued at $270. Considering the assumption that the tangible assets are worth $100, the remaining value for intangibles would be $170, which would include the value of the cable franchise rights and any goodwill/going concern.
The Greenfield Method
The Greenfield method assumes that a company is started from scratch and owns only the subject asset. Therefore, the company must make investments, either directly through the purchase of assets or indirectly through the incurred start-up costs and losses, to build an operation comparable to the one in which the subject asset is utilized as of the current measurement date. Conceptually, investments made during the start-up period recreate the other assets required to support the business.
The example below illustrates the application of the Greenfield method to value the cable franchise rights owned by the business described above. Years 1 and 2 capture the start-up period as investments are made to assemble the assets into an operating form. As a result, costs are incurred in the absence of revenue, which generates losses associated with assemblage. By Year 3, the business has attained a level of cash flow comparable to the business at market participant levels. Also, the business needs the tangible assets to operate, so the $100 investment in these assets is subtracted assuming the assets are acquired at the outset and assembled into use over the start-up period.

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Franchise Value Greenfield Method (Exhibit 2)

	Year 1	Year 2	Year 3	Year 4	Year 5	Terminal

Revenue	$-	$-	$100.0	$100.0	$100.0	$100.0
Expenses	10.0	30.0	55.0	55.0	55.0	55.0

Pre-tax income (loss)	(10.0)	(30.0)	45.0	45.0	45.0	45.0
Tax expense (benefit)	(4.0)	(12.0)	18.0	18.0	18.0	18.0

Net income (loss)/Cash flow	(6.0)	(18.0)	27.0	27.0	27.0	270.0
Present value	$(5.5)	$(14.9)	$20.3	$18.4	$16.8	$167.6

Business value	$202.8
Tangible assets	100.0
Franchise value	102.8
The Multi-period Excess Earning Method
The MPEEM also isolates cash flows attributable to the cable franchise right using an incremental or excess cash flow method. To do so, total projected cash flows for the applicable cable system are reduced by contributory asset charges (i.e., economic rents) for the use of other assets employed in generating total cash flows.
Consider the following example. Using the business described earlier, the application of the MPEEM would derive the total intangible asset value (i.e., cable franchise rights and goodwill/going concern) as illustrated below.

Intangible Value MPEEM (Exhibit 3)

	Year 1	Year 2	Year 3	Year 4	Year 5	Terminal

Revenue	$100.0	$100.0	$100.0	$100.0	$100.0	$100.0
Expenses	55.0	55.0	55.0	55.0	55.0	55.0

Pre-tax income	45.0	45.0	45.0	45.0	45.0	45.0
Taxes	18.0	18.0	18.0	18.0	18.0	18.0

Net income	27.0	27.0	27.0	27.0	27.0	27.0
Tangible asset charge	10.0	10.0	10.0	10.0	10.0	10.0

Intangible cash flow	17.0	17.0	17.0	17.0	17.0	170.0
Present value	$15.5	$14.0	$12.8	$11.6	$10.6	$105.6

Intangible assets	$170.0

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The MPEEM results in an estimated value of all intangible assets of $170, which is greater than the value of $102.8 ascribed to the cable franchise rights under of the Greenfield method. If all of the $170 was ascribed to the cable franchise rights, then such approach would produce an answer equivalent to that of a residual approach, which is prohibited under Topic D-108. Since the two models should conceptually yield a similar value within a range or reasonableness, some other contributory asset accounted for by the Greenfield method must be absent in this version of the MPEEM. That contributory asset is referred to as going concern. Broadly, going concern is a component of goodwill representing the assemblage of the elements of capital (e.g., money, manpower, equipment, etc.) that enables a business to begin competing in its market. Most businesses have going concern value, although it is a more significant item for infrastructure companies like cable operators.
The concept of going concern is not new, but has been recognized by market participants and tax courts for over 100 years. Going concern is distinguishable from other components of economic goodwill, and is associated with the process of assembling an efficient productive business and other activities that represent a large investment by the company. A market participant investor in a business would expect to receive either additional operational returns while owning the business or additional compensation at the time of sale of the business to recoup these costs. A market participant buyer would be willing to pay for going concern to avoid delays and costs associated with developing a new business. Going concern value would therefore be the amount offered to obtain those advantages.
The concept of going concern has precedence within the accounting community, particularly in the calculation and application of contributory asset charges. The AICPA practice aid to valuing IPR&D discusses the appropriateness of including a charge for “elements of goodwill.” Paragraphs 5.3.65 and 5.3.66 of the guide state:
“The general principle of contributory asset charges is to provide a return on the fair value of all assets necessary for the realization of the cash flows. In deciding whether a contributory charge for elements of goodwill is appropriate, the valuation specialist first would determine if the other assets, including intangibles, represent all the assets necessary to support those particular cash flows. Generally, the allocation of value to acquired intangibles and the consideration of other intangibles (that is, intangibles from sources other than the subject purchase, such as the acquiring company’s existing intangibles) would provide all of the necessary contributory charges.
However, if the identification of other assets explains only a small portion of the consideration, further analysis is required. The valuation specialist should determine the likely sources of the unidentified value and their relationship to the market premium paid by the buyer (this value would not, under fair value premise, be associated with the individual assets).”
Further, FAS 141R recognizes the concept of going concern in paragraph B313:

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“Component 3 [of goodwill] — The fair value of the going-concern element of the acquiree’s existing business. The going-concern element represents the ability of the established business to earn a higher rate of return on an assembled collection of net assets than would be expected if those net assets had to be acquired separately.”
The Greenfield method explicitly considers the impact of going concern value during the start-up period, which includes the cash outflows, both direct and indirect, incurred to assemble the business. The difference in the value of the cable franchise rights estimated by the Greenfield method of $102.8 and the total value of all intangible assets under the MPEEM of $170 is $67.2, which, in the absence of other identified intangible assets, must be the implied value of going concern. The calculation shown below uses the start-up period of the Greenfield method to directly value the going concern (Note: this calculation is intended to be demonstrative only, and not prescriptive as to how one should measure or account for going concern value).
Going Concern (Exhibit 4)

	Year 1	Year 2

Build investment	$6.0	$18.0
Lost cash flow	27.0	27.0

Going concern cash flow	33.0	45.0
Present value	$30.0	$37.2

Going concern value	$67.2

Utilizing the assumptions about start-up costs, lost cash flows, and time to market embedded in the start-up period of the Greenfield method, a reliable value of going concern can be estimated, and a capital charge for it can be taken in the application of the MPEEM. An application of the MPEEM that takes going concern into account is presented below. As illustrated in Exhibit 5, by including a contributory asset charge for going concern (assumed to be 10% of fair value per year), the MPEEM, in this simplified example, yields the same value for the cable franchise rights as indicated by the Greenfield method. This is consistent with the economic theory that investors should be indifferent between renting assets at the correct rents or buying them at the correct levels of investment. This example makes a discrete calculation of going concern value based upon the simplifying assumptions in the example. Alternatively, going concern can be reflected by adjusting discount rates to incorporate a risk assessment of an asset’s future economic benefit. Refer to “Residual Methodology” subsection under the “Complexity in Applying the MPEEM” section below for further discussion of different methods for calculating or reflecting going concern value.

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Franchise Value MPEEM (Exhibit 5)

	Year 1	Year 2	Year 3	Terminal

Revenue	$100.0	$100.0	$100.0	$100.0
Expenses	55.0	55.0	55.0	55.0

Pre-tax income	45.0	45.0	45.0	45.0
Taxes	18.0	18.0	18.0	18.0

Net income	27.0	27.0	27.0	27.0
Tangible asset charge	10.0	10.0	10.0	10.0
Going concern charge[1]	6.7	6.7	6.7	6.7

Franchise cash flow	10.3	10.3	10.3	103.0
Present value	$9.4	$8.5	$7.7	$77.4

Franchise value	$102.8

[1] Assumed to be 10% of the estimated going concern value.
Applicability of the MPEEM and Greenfield Methods to the Cable Industry
We believe that both the MPEEM and Greenfield method are acceptable methods of valuing cable franchise rights. However, as discussed below, both methods require significant judgments and complexities in their application and, while they share some of the same attributes, each has its own benefits and shortcomings. We believe that such benefits and shortcomings should be assessed specifically in the context of the cable industry. Therefore, while we believe that the MPEEM is more appropriate than the Greenfield method as the primary methodology to value cable franchise rights (with the Greenfield method used to corroborate such value), we understand that in other industries (e.g., broadcasting and telecommunications) it may be more appropriate to utilize the Greenfield method as the primary valuation methodology. Specifically, we believe that a difficulty in the use of the Greenfield method to value cable franchise rights is the lack of available start-up data in the cable industry as compared to other industries. Since the Greenfield method is highly sensitive to such start-up assumptions, we believe that it is important that such data be available, reliable and verifiable before the Greenfield method is used as the primary valuation methodology.
The cable industry is relatively mature and is comprised of fully built-out systems that were, in large part, initially constructed in the 1970s and 1980s. Therefore, there is no recent data related to start-up operations that can be analyzed in order to derive the length of the ramp-up periods, operating margins and other relevant information that is required in the Greenfield method. In the rare circumstance of a new start-up cable operation for which publicly available information is available, its usefulness as a “proxy” market may be limited because of different build-out characteristics that exist within each market. These characteristics, including the mix of buried

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versus above-ground cable plant, terrain considerations, population densities, existence of multiple dwelling units and extent of competition may result in differing start-up costs, build-out times, operating margins and market share. Similarly, we believe recent build-out costs incurred by traditional telephone competitors to add competitive video services, if available, would not be representative of true start-up costs because such costs represent an upgrade of existing infrastructure. Although the broadcasting industry is also somewhat mature, recent developments, such as the creation of duopolies, local marketing agreements (“LMAs”)5 and the roll-out of high-definition television (“HDTV”)6 have created a source of reliable start-up data in that industry. We believe that the lack of recent data for start-up operations for the cable industry may lead to divergence in assumptions used by each cable operator and in the resulting valuations when using the Greenfield method.
Complexity in Applying the MPEEM
Residual Methodology
The guidance in D-108 was intended to end the practice of assigning value to cable franchise rights under a residual method (i.e., the franchise rights being assigned the residual value after all other tangible and intangible assets and liabilities were assigned value). As previously mentioned, the residual method was more of an accounting convention as opposed to a valuation methodology. In the context of D-108, we believe that neither the MPEEM nor Greenfield method should be considered residual methods as long as components of goodwill are appropriately considered in their application (i.e., all cash flows are not assumed to be attributable solely to identifiable assets).
Due to the capital intensive nature of the cable industry, the most significant component of goodwill requiring consideration is going concern value. We believe there is risk in both methods that going concern value may not be appropriately captured; in the MPEEM, the risk is that that cash flows are not appropriately reduced to reflect rent payments on the going concern value and in the Greenfield method, there is risk that the cash flows required to create the going concern value (e.g., the lost cash flows during the build-out period) are not appropriately reflected. The manner in which both methods reflect going concern value is discussed in more detail below.
The MPEEM can address going concern by using several alternatives. Such alternatives have recently been addressed in The Appraisal Foundation, Best Practices for Valuations in Financial Reporting; Intangible Asset Working Group – Contributory Assets (the “Appraisal Foundation

[5] Because of FCC rules, the licensee in an LMA arrangement separately purchases all of the non-license assets from the license owner and then enters into an LMA agreement for the remaining license assets. Such agreements result in the isolation of the value of the broadcast license.

[6] The conversion to HDTV required an extensive infrastructure build-out by broadcasters including additional transmission equipment, antennas, and tower relocations that often mirrored a build-out of a new business.

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Report”). The Appraisal Foundation Report provides that going concern value can be considered either through a contributory asset charge (when it is reliably measurable) or by making an alternative adjustment to the economic earnings stream (e.g., by using a higher interest rate to discount to present value the stream of identified cash flows related to the franchise rights). In order to apply a contributory charge for going concern, the value of the going concern must first be determined. Therefore, many of the same assumptions required in the Greenfield method (e.g., build-out times and profits lost during the build-out period) are required to determine the fair value of the going concern for purposes of applying the MPEEM.
Another approach that reflects going concern is to apply a risk adjusted discount rate used to value cable franchise rights (and other non-goodwill assets) that incorporates a risk assessment of an asset’s future economic benefit. Certain cable operators utilize this approach, based in part on guidance issued in the Appraisal Foundation Report, which states the following:
“The determination of whether a CAC for elements of goodwill is appropriate should be based on an assessment of the relevant facts and circumstances of the situation, and the valuation specialist should be cautioned to not mechanically apply CACs or alternative adjustments for elements of goodwill if the circumstances do not warrant such a charge. The Working Group believes that assembled workforce is typically the only element of goodwill for which a CAC is taken. Accordingly, the burden of proof is higher to support taking CACs or making alternative adjustments for elements of goodwill other than assembled workforce.”
The higher risk adjusted discount rate applied to the cash flows of the cable franchise rights reflects the fact that such assets are unencumbered by a going concern contributory charge and are therefore considered to be more risky than encumbered cash flows. The effect of increasing the discount rates for such risk assessments, is that the values of the non-goodwill assets, including cable franchise rights, are reduced. As a result, the values of the non-goodwill assets, when aggregated, are less than the total business enterprise fair value. This shortfall reflects the going concern value. When this method is utilized, there are several ways to test the reasonableness of the higher risk adjusted discount rates and the implied going concern value; (i) the resulting value of the total implied going concern is assessed for reasonableness, generally by looking at the percentage of going concern to overall business enterprise value relative to other analyses performed to determine the value of the going concern, (ii) a weighted average return on assets calculation (WARA) is prepared to ensure that the weighted average return on all individual assets approximates the discount rate utilized in calculating the overall business enterprise value, and (iii) the internal rate of return (IRR) of goodwill is calculated and reconciled to the goodwill return derived in the WARA analysis. We believe that either approach is acceptable as long as the contributory asset charge or the risk adjusted discount rates are supportable.

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The perceived benefit of the Greenfield method is that, by its design, the value of the cable franchise rights is automatically reduced by the value of the going concern (i.e., there is no going concern value on day one). Therefore, the Greenfield method does not appear to be a residual method under D-108. However, as indicated above, many of the same assumptions used in the Greenfield method that give rise to the creation of going concern value are also required to estimate the going concern value for purposes of applying a contributory charge under the MPEEM. In addition, we also believe that the application of the Greenfield method to cable franchise rights may unintentionally result in some goodwill value being ascribed to the cable franchise rights. Specifically, if it is assumed that expected margins and cash flows for a market participant will mirror that of the sole cable operator, then the cash flows ascribed to the cable franchise rights may include cash flows that were generated by elements of goodwill that have been created by the sole cable operator. This issue is not significant in other industries such as radio and television broadcasting because the presence of multiple competitors in a market provides observable operating margins and other measures of financial performance, from which the lowest performing “start-up” competitor can be readily determined. The lowest performing station (most often a non-affiliated or “independent” station) is often selected in applying the Greenfield method under the assumption that any performance above this level would reflect the value of other assets such as network affiliations, news operations or internally generated components of goodwill.
Our view is that both the MPEEM and Greenfield method, if applied correctly, appropriately subtract value associated with going concern and as such, neither should be considered a residual method under D-108. Additionally, the value of such going concern is based upon the same underlying assumptions under both methods; specifically, the costs incurred to assemble the business, the length of time to assemble the business, the pattern of assemblage, and the cash flow lost or delayed in successfully assembling the business. Therefore, if applied consistently, both methods should yield similar results and we do not believe that the one method should be favored over the other simply because of the presentation of how going concern is subtracted (i.e., rent versus investment) differs.
Complexity in Applying the Greenfield Method
NPV of Contributory Assets Equals Zero Assumption
The theoretical underpinning of incremental or excess cash flow methods is that the net present value of the contributory assets is zero (i.e., the present value of cash inflows from contributory assets is perfectly offset by the present value of cash outflows incurred to use the contributory assets – “NPV=0”). In the Greenfield method, this results in an assumption that the cash inflows received from contributory assets once the business has been built-out are exactly equal to the cash outflows incurred to build such assets on a net present value basis. For cost-based assets, such as fixed assets, NPV=0 is relatively easy to demonstrate. An invested dollar of cost to build

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an asset is compensated with an equal dollar of return, which is the nature of cost-based assets. However, for income-based intangible assets (i.e., assets whose value bears no relationship to cost to build) NPV=0 is more problematic in the Greenfield method. Assuming cash inflows are equal to costs to build such assets is incorrect because a return is expected on these assets and therefore, cash inflows should exceed the cost to build. To correct for the difference between cost to the build the asset and the current value of the asset and correctly determine the value associated with only the subject asset, the Greenfield must be adjusted to either subtract the fair value of the assets as the investment (i.e., buy instead of build) or adjust the business margin to exclude excess returns associated with income-based contributory assets. The second method is conceptually similar to a capital charge approach utilized in the MPEEM.
The NPV=0 issue is exacerbated if future contributory assets are expected to generate excess returns. The MPEEM includes contributory asset charges for existing and future forms of a given contributory asset, which eliminates the concern of erroneously attaching value to the subject asset that should be ascribed to goodwill. Conversely, the Greenfield method is typically focused on investments in existing assets (i.e., rebuilding the existing group of assets). It therefore presumes future forms of contributory assets will not generate excess returns, which, if incorrect, results in excess value being ascribed to the subject asset. This issue is also exacerbated if changes in the value of contributory assets are expected. For example, trends in cable services are impacting the relative importance and value of contributory assets. The MPEEM can address these shifts through transparent charges that can be modified over time, however, these shifts are more difficult to address in the Greenfield method.
As discussed above, the most significant complication of the Greenfield method is that its adherence to NPV=0 is difficult to assess because cash inflows from contributory assets are not matched to cash outflows incurred to use the assets. Furthermore, NPV=0 is difficult to accomplish because the fair value of contributory assets that generate excess returns needs to be specifically identified and the model needs to be adjusted to eliminate such excess returns. Conversely, adherence to NPV=0 in the MPEEM is relatively straight-forward because the MPEEM captures the fair value of contributory assets.
Direct Linkage to Business Forecast
We believe that an additional benefit of the MPEEM over the Greenfield method is that it utilizes a company’s actual business forecast as being representative of market participant inputs. Such forecast is generally developed as part of a formal comprehensive forecasting process and reviewed by the company’s most senior executive management. Additionally, we have observed that market participants in cable acquisitions tend to rely on management’s forecasts as a starting point in their purchase price decisions and engage in extensive due diligence discussions surrounding the assumptions that underlie these forecasts. As such, we believe that a valuation

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methodology, such as the MPEEM, that relies on such forecasts is more representative of the inputs that market participants would use in valuing cable franchise rights.
Other Matter Requested by the SEC
The SEC has raised concerns that the use of the MPEEM to simultaneously value multiple intangible assets that share the same cash flow stream results in circular logic. This issue is applicable to the cable industry because the MPEEM approach is often applied to both the valuation of cable franchise rights and customer relationships. One alternative to running simultaneous MPEEM analyses is to value the cable franchise rights under an alternative method (i.e., the Greenfield method). However, another acceptable alternative, which is described in the Appraisal Foundation Report, is to isolate the cash flows attributable to each of the intangible assets such that the analyses are mutually exclusive.
In order to utilize the aforementioned method, facts and circumstances must allow for a supportable split of the cash flows (i.e., such split cannot be arbitrary). We believe that the circumstances within the cable industry allow for a supportable split of cash flows between the cable franchise rights and existing customer relationships. The cash flows associated with customer relationships are easily identifiable and supportable through the direct identification of customers, revenues and expenses associated with the customer relationships, including the application of subscriber churn data which would be specific to each operator. Therefore, we believe that when the MPEEM is applied in this manner (i.e., the cash flows associated with each intangible asset is properly identified and isolated) the MPEEM does not result in circular logic.
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We would welcome the opportunity to continue this dialog with the SEC Staff and look forward to reaching a consensus on acceptable methodologies for the cable industry. At your discretion, we would be willing to participate on a task force along with members of the appraisal industry that could develop a more detailed exploration of the concepts presented here.